Exhibit 99.1

Lion Announces Unaudited Full Year 2021 Financial Results

--Provides full year 2022 financial revenue growth forecast—

Singapore, April 19, 2022 /PR Newswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), operator of an all-in-one trading platform that offers a wide spectrum of products and services and developer of new growth products that include SPAC sponsorship, NFT, and metaverse-related initiatives, today announced its unaudited financial results for the full year ended December 31, 2021.

FINANCIAL AND OPERATING HIGHLIGHTS

All comparisons are made on a year-over-year (“yoy”) basis1.

For the Full Year Ended December 31, 2021

●	Total revenues increased by 164.5% to $27.1 million from $10.2 million in the prior year.

●	Net income attributable to LGHL was $22,782, compared to a net loss of $2.6 million in the prior year.

●	Non-GAAP net income attributable to LGHL increased by 726% to $3.0 million from $0.4 million in the prior year.

●	Total number of revenue-generating client accounts increased by 5% to 5,261 from 5,010 last year.

●	Total revenue-generating CFD (contract for difference) client trading accounts increased by 7% to 2,866 from 2,668 last year.

●	Total return swap (“TRS”) trading volume was $1,074 million.

●	Contract-for-difference (“CFD”) trading volume increased by 103.4% to 453,687 lots from 223,018 lots last year.

●	Futures brokerage trading volume increased by 52.3% to 1,124,805 lots from 738,444 lots last year.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented: “We concluded the year of 2021 on a strong note, as revenue doubled and user numbers grew steadily. Our entire team worked tirelessly to deliver monumental results in 2021 and remain competitive in the industry, despite challenges attributable to the ongoing pandemic and capricious regulatory environment. Non-GAAP net income attributable to LGHL increased by nearly sevenfold, largely attributable to our diverse products and high-quality services.”

“Our CFD and TRS trading businesses remain stable and continue to contribute as key drivers of revenue growth. The NFT business and our Metaverse project also played significant roles in becoming new revenue sources this year. Lion’s NFT project, MetaWords, created in collaboration with renowned Chinese calligrapher and conceptual artist Mr. Xu Bing, attracted numerous users and creators. Relevant MetaWords blind boxes, containing MetaWords characters as well as fragments of Xu Bing’s Book from the Ground, have sold out since its launch,” Mr. Wang continued.

“2022 will be a year of reacceleration for Lion. We have re-located our corporate headquarters to Singapore to further our expansion in Southeast Asia, after being granted our trading license in Singapore. To provide a better experience to our growing global user base and accelerate our market expansion, we will continue to make decisive investments in core technologies and services for the years ahead. We are dedicated to providing high-quality products to our customers and generating long-term value to our stakeholders,” Mr. Wang concluded.

[1]	Numbers in 2020 are restated due to SEC statement on the accounting of SPAC warrants issued in May 2021. Detailed restated FY2020 financial statements in form 20-F/A are available: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001806524/000121390021032286/f20f2020a1_liongroup.htm

RECENT DEVELOPMENTS

●	Granted Trading License in Singapore, Further Expansion into Southeast Asia

On October 4, 2021, Lion announced its subsidiary, Lion International Financial (Singapore) Pte. Ltd. (“Lion Singapore”), had been granted a Capital Markets Service License (“CMS License”) from the Monetary Authority of Singapore. The CMS License allows Lion Singapore to deal in exchange-traded derivatives contracts, over-the-counter derivatives contracts and spot foreign exchange contracts for the purposes of leveraged foreign exchange trading.

●	Significant Success of NFT Language Project, MetaWords

On December 20, 2021, Lion’s NFT project, MetaWords, passed CertiK security audit. MetaWords was created in collaboration with renown Chinese calligrapher and conceptual artist Mr. Xu Bing. MetaWords consists of Character NFTs derived from Mr. Xu’s Book of the Ground.

- Launch of NFT Platform, MetaWords Art Project

In January 2022, Lion announced the official launch of its Lion NFT market platform, Lion NFT (https://lionnft.io/). Simultaneously, the Company introduced its cooperative NFT art project, MetaWords.

- Successful Blind Box Sales and Auction

In January 2022, Lion also announced the successful sales of its MetaWords blind boxes. All 2,742 blind boxes, containing MetaWords characters as well as MetaWords works of Xu Bing’s Book from the Ground, sold out since their first market offering on January 17, 2022. The auction sale of six MetaWords characters was completed on January 22, 2022. Lion received an aggregate of 749 Binance Coins, or BNB, net of the incentive credits to customers, which was approximately $438,000 USD at the spot token price upon the completion of the sale.

- Introduction of its “Creation Tools” feature

On January 18, 2022, MetaWords announced the introduction of its “Creation Tools” feature that allows users to easily create new characters. True to the essence of the NFT community’s bottom-up method, this new launch confirms that MetaWords, as a meta-language infrastructure, differs from other digital collections. Users can log onto lionnft.io and make their own metaverse creations.

FINANCIAL RESULTS

For the Full Year ended December 31, 2021

Revenues

Total revenues increased by 164.5% yoy to $27.1 million for the year ended December 31, 2021, from $10.2 million for the year ended December 31, 2020, primarily due to an increase in each segment.

●	CFD trading services income. Revenues generated from CFD trading services increased by 27.5% yoy to US$8.7 million from US$6.8 million in the prior year. The increase was primarily due to an increase in CFD trading volume, mainly attributable to the partial recovery of the overall economy and market with the relief of pandemic in the second half of 2021. Total CFD products trading volume was 453,687 lots, compared to 223,018 lots in 2020. The commission revenues derived from CFD trading services in 2021 are approximately 80% related to stock indices and near 20% related to commodities with a remaining insignificant proportion relating to other CFD products. In 2020, the two percentages were 68.5% and 31.5%, respectively.

●	TRS trading services income. Revenues generated from TRS trading services income increased to US$13.1 million from US$0.2 million in the prior year. As one of the core businesses, Lion strategically directed significant resources to developing and expanding TRS trading services to customers in 2021. In the meantime, Lion achieved significant gains from its proprietary TRS trading activities. TRS trading volume was $1,074 million in 2021.

●	Futures and securities brokerage income. Revenues generated from futures and securities brokerage income increased by 38.0% yoy to US$2.8 million from US$2.0 million in the prior year. The increase was primarily due to the rebound of futures market in Hong Kong in 2021. Total number of executed futures contracts was 1,124,805 lots, compared to 738,444 lots in 2020.

●	Others. Revenue generated from other services increased by 108.0% yoy to US$2.4 million from US$1.2 million in the prior year, primarily attributed to bitcoin mining revenue of $1.7 million generated in 2021.

	Year ended December 31,
	2021		2020
	US$	%	US$	%

CFD trading services	8,700,009	32.1	6,823,677	66.7
TRS trading services	13,132,833	48.5	210,770	2.0
Futures and securities brokerage services	2,800,543	10.4	2,029,669	19.9
Others	2,425,100	9.0	1,166,019	11.4
Total	27,058,485	100.0	10,230,135	100.0

Expenses

Total expenses increased by 117.4% yoy to $27.8 million from US$12.8 million in the prior year, primarily due to increases in commission expenses, cost of crypto mining, service fees, professional fees, research and development, communication and technology, and amortization of debt discounts and depreciation.

●	Commissions and Fees increased by 79.7% yoy to $3.3 million from $1.8 million in the prior year, primarily due to an increase in TRS trading commission expenses by US$1.0 million and an increase in the futures brokerage commission expenses of US$0.7 million, partially offset by a decrease in the insurance brokerage commission expenses of US$0.2 million, which is in line with the overall trench of such businesses.

●	Compensation Expenses increased by 7.0% yoy to $4.1 million from $3.8 million in the prior year period, primarily due to the increase in average compensation and discretionary bonus paid out in 2021.

●	Communication and Technology Expenses increased by 32.7% yoy to $1.9 million from $1.5 million in the prior year, primarily due to an increase in trading service fees and market data fees, which was in line with the launch of TRS trading services.

●	Cost of Crypto Mining was $1.2 million in 2021.

●	General and Administrative Expenses decreased by 10.9% yoy to $2.0 million from $2.3 million in the prior year, primarily due to a portion of share-based compensation granted in 2020 charged into general and administrative expenses.

●	Professional Fees increased by 145.0% yoy to $3.8 million from $1.6 million in the prior year, primarily due to the accounting, legal, investor relations, and consulting services fees additionally incurred after we became a public company in June 2020, compared to the corresponding period of 2020, professional fees of US$2.4 million directly associated with the reverse acquisition with SPAC were charged to equity, instead of earnings.

●	Services Fees for independent contractors and consultants increased to $3.6 million from $0.8 million in the prior year as a result of an increased number of contracted service providers needed due to the growth of the business lines such as TRS trading and NFT, as well as a one-off special inventive scheme for the year ended December 31, 2021.

●	Research and Development Expenses were $1.2 million in 2021 in connection with developing and enhancing the Metaverse project.

●	Interest Expenses increased to $1.6 million from $0.2 million in the prior year, primarily attributable to the amortization of debt discounts of US$0.8 million from convertible debenture, as well as interest of US$0.8 million paid for loans borrowed from TRS trading service business partners.

●	Depreciation Expenses increased to $0.9 million from $40,556 in the prior year, mainly attributable to the depreciation of newly acquired copyrighted trading software programs related to CFD and TRS trading services from March 2021.

●	Marketing Expenses increased by 40.3% yoy to $0.9 million from $0.7 million in the prior year, mainly due to marketing expenses incurred to maintain existing customers and develop new customers, while promoting the businesses and branding activities.

●	Other Expenses increased to $0.1 million from $11,464 in the prior year.

Net (loss) income

Net loss was $0.8 million for the year of 2021, compared to a net loss of $2.6 million in 2020.

Net Income/(loss) attributable to LGHL

Net income attributable to LGHL was US$27,782 for the year of 2021, compared to a net loss of US$2.6 million in 2020.

Net loss attributable to LGHL ordinary shareholders per ADS

Diluted net loss per ADS was $0.27 in 2021, compared to a diluted net loss per ADS of $0.25 in 2020.

Non-GAAP Financial Results

Non-GAAP net income attributable to LGHL, excluding change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts and depreciation expenses, was $3.0 million for the full year of 2021, compared to non-GAAP net income of $0.4 million for the full year of 2020. Non-GAAP diluted net income attributable to LGHL per ADS was US$0.09 in 2021, compared to a non-GAAP diluted net income per ADS of US$0.04 in 2020.

Liquidity

As of December 31, 2021, the Company’s cash and restricted cash were $15.1 million (excluding $0.7 million of restricted cash), compared to $3.4 million (excluding $1.4 million of restricted cash), as of December 31, 2020, Net cash used in operating activities was $20.5 million. Net cash used in investing activities was $12.1 million. Net cash provided by financing activities was $43.6 million.

BUSINESS OUTLOOK

Based on current market and operating conditions, the Company expects revenue to grow to approximately $41 million for the full year 2022, representing approximately 50% growth on a year-over-year basis, primarily driven by our TRS and CFD trading business. This estimate does not include potential revenues from our SPAC business dealings. This forecast reflects the Company’s current and preliminary views, which is subject to change, including any potential future impact of the COVID-19 pandemic, the effects of which are difficult to analyze and predict.

Non-GAAP Financial Measures

This press release includes reconciliations of the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) to non-GAAP financial measures. The Company’s calculation of Non-GAAP (loss) income (net loss or income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts and depreciation expenses) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts and depreciation expenses, which are non-cash charges. The Company believes that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Financial Results” set forth at the end of this press release.

About Lion

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in one, state-of-the-art trading platform that offer a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) insurance brokerage, and (iv) futures and securities brokerage. In addition, Lion owns a professional and experienced SPAC sponsorship team to become a leader in the SPAC arena, helping guide private companies through their listing journey while creating value for Lion itself. Lion is also fully committed to building the world’s top one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering metaverse space through blockchain technology. Additional information may be found at http://ir.liongrouphl.com.

Safe Harbor Statement

This press release contains, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; the impact of the COVID-19 pandemic; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

CONTACTS

Lion Group Holding

Tel: +65 88773871

Email: ir@liongrouphl.com

ICR, LLC

William Zima

Tel: +1 203 682 8233

Email: ir@liongrouphl.com

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in dollar amount)

	Years Ended December 31,
	2021	2020
		(as restated)
Revenues
CFD trading services	$8,700,009	$6,823,677
TRS trading services	13,132,833	210,770
Futures and securities brokerage services	2,800,543	2,029,669
Others	2,425,100	1,166,019
	27,058,485	10,230,135

Expenses
Commissions and fees expenses	(3,317,692)	(1,845,994)
Compensation expenses	(4,069,203)	(3,802,793)
Occupancy expenses	(778,881)	(683,160)
Communication and technology expenses	(1,929,981)	(1,454,050)
Cost of crypto mining	(1,163,846)	-
General and administrative expenses	(2,016,582)	(2,264,318)
Professional fees	(3,836,817)	(1,565,834)
Research and development	(1,205,040)	-
Services fees	(3,574,579)	(833,864)
Interest expenses	(1,608,100)	(183,157)
Depreciation	(916,916)	(40,556)
Marketing	(913,675)	(651,324)
Unrealized loss on equity securities	(1,916,033)	-
Payment service charge	181,249	(245,030)
Change in fair value of option liabilities	(149,740)	-
Change in fair value of warrant liabilities	(470,804)	777,266
Other operating	(144,175)	(11,464)
	(27,830,815)	(12,804,278)

(Loss) income before income taxes	(772,330)	(2,574,143)

Income tax expense	(54,367)	(1,316)

Net (loss) income	$(826,697)	$(2,575,459)

Net loss attributable to non-controlling interests	849,479	-

Net income (loss) attributable to LGHL	$22,782	$(2,575,459)

Deemed dividend on the effect of the down round features	(6,354,500)	-
Dividends and deemed dividends on preferred shares	(1,810,204)	-

Net (loss) income attributable to LGHL ordinary shareholders	$(8,141,922)	$(2,575,459)

(Loss) earnings per share for both Class A and Class B - basic and diluted (i)	$(0.27)	$(0.25)

Weighted average Class A ordinary shares outstanding - basic and diluted (i)	26,046,212	6,180,795

Weighted average Class B ordinary shares outstanding - basic and diluted (i)	4,041,875	3,962,294

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

LION GROUP HOLDING LTD

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in dollar amount)

	December 31,
	2021	2020
		(as restated)

Assets

Cash and cash equivalents	$15,098,151	$3,426,467
Restricted cash-bank balances held on behalf of customers	653,324	1,367,630
Securities owned, at fair value	15,900,369	17,622
Receivables from broker-dealers and clearing organizations	87,938,377	8,089,193
Short-term loans receivable	-	2,239,378
Other receivables	67,352	724,708
Prepaids,deposits and other	8,741,735	749,231
Total current assets	128,399,308	16,614,229

Long term investment	1,550,314	-
Fixed assets, net	17,507,742	34,919
Other assets	1,459,467	6,255,793
Deferred taxes	-	1,128
Total Assets	$148,916,831	$22,906,069

Liabilities, mezzanine equity and Stockholders’ Equity

Liabilities
Current Liabilities
Payables to customers	$35,959,925	$5,221,270
Payables to broker-dealers and clearing organizations	53,101,820	3,845,740
Accrued expenses and other payables	1,623,354	1,802,274
Derivative liabilities, at fair value	554,710	5,653
Short-term borrowings	110,000	293,905
Due to director	161,044	149,522
Total current liabilities	91,510,853	11,318,364
Convertible debenture	-	816,006
Warrant liabilities	1,940,625	1,469,821
Total Liabilities	93,451,478	13,604,191

Commitments and Contingencies

Mezzanine Equity
Series B Convertible Preferred Shares - 4,000 shares authorized, stated value of $1,000 per share, 4,000 and none shares issued and outstanding at December 31, 2021 and 2020, respectively	1,222,771	-

Stockholders’ Equity
Preferred shares, $0.0001 par value, 50,000,000 shares authorized Series A Convertible Preferred Shares - 345,000 shares authorized, stated value of $1,000 per share, 6,500 and none shares issued and outstanding at December 31, 2021 and 2020, respectively	3,929,206	-
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 29,677,969 and 9,627,553 shares issued and outstanding at December 31, 2021 and 2020, respectively (i)	2,968	963
Class B ordinary shares, $0.0001 par value, 150,000,000 shares authorized, 9,843,096 shares issued and outstanding at December 31, 2021 and 2020, respectively (i)	984	984
Additional paid in capital (i)	54,057,211	12,269,761
Accumulated deficit	(2,929,580)	(2,952,362)
Accumulated other comprehensive losses	(57,532)	(17,468)
Total LGHL Shareholders’ Equity	55,003,257	9,301,878

Non-controlling interest	(760,675)	-
Total shareholders’ equity	54,242,582	9,301,878

Total Liabilities, Mezzanine Equity and Shareholders’ equity	$148,916,831	$22,906,069

(i)	Par value of ordinary shares, additional paid-in capital and share data have been retroactively restated to give effect to the reverse recapitalization.

LION GROUP HOLDING LTD

UNAUDITED SUMMARY OF CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS DATA

(in dollar amount)

	For the Years Ended December 31,
	2021	2020

Net cash (used in) provided by operating activities	$(20,482,499)	$105,675
Net cash used in investing activities	(12,104,687)	(6,549,514)
Net cash provided by financing activities	43,578,397	2,640,316
Effect of exchange rate changes on cash	(33,833)	16,441
Net increase (decrease) in cash and restricted cash	10,957,378	(3,787,082)
Cash and restricted cash at beginning of year	4,794,097	8,581,179
Cash and restricted cash at end of year	$15,751,475	$4,794,097

LION GROUP HOLDING LTD

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP FINANCIAL RESULTS

(in dollar amount)

	2021	2020
	US$	US$

Net income (loss) attributable to LGHL	$22,782	$(2,575,459)
Stock-based compensation	381,800	3,656,800
Amortization of debt discounts	783,994	13,288
Depreciation expenses	1,295,470	40,556
Change in fair value of warrant liabilities	470,804	(777,266)
Non-GAAP income attributable to LGHL before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses	$2,954,850	$357,919

Non-GAAP earnings per share for both Class A and Class B
- basic (i)	$0.10	$0.04
- diluted (i)	$0.09	$0.04

Weighted average Class A ordinary shares outstanding
- basic (i)	26,046,212	6,180,795
- diluted (i)	29,145,497	6,180,795

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	4,041,875	3,962,294

(i)	Share and per share data have been retroactively restated to give effect to the reverse recapitalization

	2021		2020
	Basic	Fully Diluted	Basic	Fully Diluted

Earnings (Loss) attributable to LGHL per share for both Class A and Class B	$0.00	$0.00	$(0.25)	$(0.25)
Stock-based compensation	0.01	0.01	0.36	0.36
Amortization of debt discounts	0.03	0.02	0.00	0.00
Depreciation expenses	0.04	0.04	0.00	0.00
Change in fair value of warrant liabilities	0.02	0.01	(0.08)	(0.08)
Non-GAAP earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation, amortization of debt discounts and depreciation expenses)	$0.10	$0.09	$0.04	$0.04